Filed pursuant to Rule 424(b)(3)
File No. 333-119338

MAY 18, 2006

SUPPLEMENT DATED MAY 18, 2006 TO PROSPECTUS DATED SEPTEMBER 1, 2005

Dear Investor(s):

GRANT PARK FUTURES FUND APRIL PERFORMANCE UPDATE

FUND	APRIL	2006 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	9.46%	14.01%		$56.8M	$1,214.892
Grant Park Futures Fund Class B Units	9.38%	13.69%		$277.9M	$1,073.527

TRADING ADVISORS	April	2006 YTD	% of Fund
Rabar Market Research (Div)	11.64%	19.00%	21%
EMC Capital Management (Classic)	15.41%	22.41%	23%
Eckhardt Trading (Global)	3.27%	-5.00%	7%
Graham Capital Management (GDP)	3.52%	6.49%	7%
Winton Capital Management (Div)	4.99%	8.73%	19%
Saxon Investment Corp (Div)	7.36%	10.89%	9%
Welton Investment Corp	11.50%	20.19%	14%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The Grant Park Futures Fund posted impressive gains during the month of April. The majority of sectors were profitable, with the largest advances the result of positions in the metals sector, followed by gains in interest rates, energies, stock indices and currencies. Losses were confined to positions in the soft/agricultural commodity sector.

Long positions in the metals markets reported gains as prices for base metals appreciated during the month. Supply concerns dominated the marketplace as reports of work stoppages at mines in Mexico sent copper prices higher. Forecasts for increased global economic growth also boosted base metals, spurring nickel and aluminum prices to higher levels for the month. Long positions in the gold market benefited as the precious metal traded above $600 per ounce after investors became concerned over claims that Iran had begun to produce enriched uranium.

Short positions in the interest rate sector were rewarded as fixed income prices fell on concerns over inflation in Europe and the United States. Short positions in the U.S. Treasury bond, London long gilt and Euro bund benefited as the possibility of interest rate increases on both sides of the Atlantic pushed fixed income prices lower. Short positions in the Australian 90-day bills and ten-year bonds also posted earnings.

Worries over supply led to gains in the energy complex as the news regarding Iran’s uranium enrichment program sent crude oil prices higher on concerns that a showdown with the U.S. /U.N. might hamper production. Rebel attacks on petroleum facilities in Nigeria also resulted in higher prices.

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

Gains from technology and mining stocks sent the Tokyo Nikkei and Australian Share Price Index higher, resulting in gains to long positions in the stock index sector.

Long positions in the currency sector reported gains as the euro currency appreciated against the dollar after the Qatar Central Bank indicated that it would buy euros to diversify its currency holdings. The British pound and Swiss franc also appreciated against the dollar, benefiting long positions.

Finally, long positions in the sugar market resulted in losses for the soft/agricultural commodity sector as analysts attributed the weakness to liquidation of long positions by investors seeking to protect recent gains.

OTHER FUND NEWS
We would like to notify you that we will be updating our September 1, 2005 prospectus and subscription agreement with a new prospectus and subscription agreement anticipated to be dated June 1, 2006. As of this date subscriptions for new or additional units must be submitted only on the new form. Please contact our offices at funds@dearborncapital.com to request a copy of the new prospectus and subscription agreement once it becomes available.

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. You no longer need a user ID and password to access the website. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Please e-mail funds@dearborncapital.com to request access. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
APRIL 30, 2006
Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	3,471,528	3,639,599	17,217,100	17,998,725
Change in Unrealized Income (Loss)	2,276,297	5,012,890	11,289,334	23,999,715
Brokerage Commissions	(15,613)	(86,349)	(77,434)	(404,460)
Exchange, Clearing Fees and NFA charges	(23,260)	(113,896)	(115,358)	(534,464)
Other Trading Costs	(29,637)	(65,591)	(146,984)	(307,200)
Change in Accrued Commissions	(4,004)	(12,328)	(19,859)	(60,803)
Net Trading Income (Loss)	5,675,311	8,374,325	28,146,799	40,691,513
Other Income:
Interest, U.S. Obligations	98,366	374,461	487,847	1,765,243
Interest, Other	100,674	350,160	499,296	1,647,304
Total Income (Loss)	5,874,351	9,098,946	29,133,942	44,104,060
Expenses:
Incentive Fees to Trading Managers	629,829	770,782	3,123,648	3,797,309
Administrative Fees	12,086	46,362	59,940	217,822
O&O Expenses	9,669	37,089	143,855	522,772
Brokerage Expenses	292,475	1,121,932	1,558,428	5,663,359
Illinois Replacement Tax	0	0	0	0
Total Expenses	944,059	1,976,165	4,885,871	10,201,262
Net Income (Loss)	4,930,292	7,122,781	24,248,071	33,902,798
Statement of Changes in Net Asset Value
Beginning Balance	52,093,376	54,403,647	252,169,728	235,494,172
Additions	14,500	567,493	6,260,160	27,280,884
Net Income (Loss)	4,930,292	7,122,781	24,248,071	33,902,798
Redemptions	(213,674)	(5,269,427)	(4,780,774)	(18,780,669)
Balance at APRIL 30, 2006	56,824,494	56,824,494	277,897,185	277,897,185
Total Units Held at End of The Period		46,773.29864		258,863.71697
Net Asset Value Per Unit		1,214.892		1,073.527
Rate of Return	9.46%	14.01%	9.38%	13.69%

To the best of my knowledge and belief the
Information contained herein is accurate and complete.
___________________________________________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP